Ecopetrol confirms the agreement to purchase Repsol's 45% stake in block CPO 09

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (the “Company”) confirms that on December 29th, an agreement was reached with Repsol regarding the purchase of the interest held by Repsol in the Exploration and Production Contract (E&P Contract) for Block CPO-09.

The final closing of the acquisition has not yet occurred, as some of the conditions for closing are pending to be fulfilled, including the approval by the Superintendence of Industry and Commerce and the authorization by the National Hydrocarbons Agency (ANH) within their respective competencies.

Ecopetrol plans to provide additional information regarding the closing of the transaction in due time through the legally authorized channels for this purpose and in accordance with the regulations governing the disclosure of relevant information

Bogota D.C., December 31, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

For more information, please contact:

Head of Capital Markets (a)

Cristhian Prado Castillo

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co